

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Stephen Lebovitz
Chief Executive Officer
CBL & Associates Properties, Inc.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

> **Re: CBL & Associates Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed May 6, 2022**
> **File No. 333-264769**

Dear Mr. Lebovitz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven R. Barrett, Esq.